

May 15, 2017

Christopher O'Reilly
General Counsel and Secretary
Emergent Capital, Inc.
5355 Town Center Road, Suite 701
Boca Raton, FL 33486

      Re: Emergent Capital, Inc.
             Preliminary Proxy Statement on Schedule 14A
             Filed April 18, 2017
             File No. 001-35064

Dear Mr. O'Reilly:

      We have limited our review of the filing to the issues addressed in the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed April 18, 2017

Item 4 - Vote to Approve the Amendment to the Articles of Incorporation, page 28

1.   We refer to your disclosure in the third paragraph on page 28 indicating that you seek to authorize approximately 349.4 million additional common shares and that you will issue at least 126 million common shares in the Recapitalization Transaction. Accordingly, please refer to Item 11(e) of Schedule 14A and furnish the information required by Item 13(a).

2.   Based on your disclosures on page 29, it appears that the Recapitalization Transaction calls for you to issue 115 million common shares and warrants overlying an additional 42.5 million common shares. Accordingly, please revise the third paragraph on page 28 to clarify the maximum potential dilution the Recapitalization Transaction could have to existing shareholders. Please also include in this figure any increase in the number of

shares held in reserve for future issuance under the new convertible notes you expect to issue in exchange for outstanding convertible notes, above the 37.1 million shares currently reserved for issuance under the outstanding convertible notes.

3.   Please revise the third paragraph on page 28 to indicate whether shareholders will have the opportunity to vote on the Recapitalization Transaction or any of its constituent transactions.

4.   Please revise to disclose whether you have any current plans, arrangements, etc. for the newly authorized common shares (exclusive of the common shares issuable in the Recapitalization Transaction).

Reason for Amended Articles - Description of Recapitalization Transaction, page 28

5.   In light of the significant changes that the Recapitalization Transaction would have with respect to your capital structure and corporate control, please revise to describe briefly the background to the recapitalization. For instance, please consider disclosure concerning your contacts and negotiations with PJC Investments, your note holders and any other parties to the transaction.

6.   Please revise to identify the "Investor" and the "Purchasers."

7.   With reference to the disclosure in the first full paragraph on page 30, please tell us how you calculate the 18% and 28% figures given that your disclosure in the second paragraph on page 28 indicates that you presently have approximately 28.4 million shares outstanding.

General

8.   Please revise the proxy card to reflect that it relates to an annual as opposed to a special meeting. Also please indicate on the proxy card that it is in preliminary form.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Joseph McCann at (202) 551-6262 or Mary Beth Breslin, Legal Branch Chief, at (202) 551-3625 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance